SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number

1-6699

Stock Purchase Plan of Robin Hood Multifoods Inc.

60 Columbia Way

Markham, Ontario L3R 0C9

(Full title and address of plan)

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

(Name of issuer and address of principal executive offices of issuer)

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS CORP.

Financial Statements

February 29, 2004 and February 28, 2003

(With Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Committee

Stock Purchase Plan of Robin Hood Multifoods Corp.

We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Corp. as of February 29, 2004 and February 28, 2003 and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 29, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 29, 2004 and February 28, 2003 and the income and changes in plan equity for each of the years in the three-year period ended February 29, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Minneapolis, Minnesota
May 20, 2004

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS CORP.

Statements of Financial Condition

(Expressed in Canadian dollars)

February 29, 2004 and February 28, 2003

	2004	2003

Assets

Contributions receivable:
Employee	$72,877	$78,255
Employer	36,440	39,129
	109,317	117,384

Due from Employer	10,412	—

Investments in savings option at fair value	—	455

Investment in shares of common stock of International Multifoods Corporation at fair value (2004 - 7,590 shares, cost - $205,962; 2003 - 5,748 shares, cost - $192,103)	198,138	168,393
	317,867	286,232

Liabilities
Payable to Plan members	10,412	—
Bank overdraft	27	484
	10,439	484

Plan equity	$307,428	$285,748

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS CORP.

Statements of Income and Changes in Plan Equity

(Expressed in Canadian dollars)

Three years ended February 29, 2004, February 28, 2003 and February 28, 2002

	2004	2003	2002

Investment income:
Interest	$12	$6	$12

Change in unrealized gain (loss) on investment	15,886	(28,451)	(38,508)
Realized gain (loss) on withdrawals of common stock	(113,785)	(196,643)	137,592

Net investment gain (loss)	(97,887)	(225,088)	99,096

Contributions and deposits:
Deposits by members	931,589	894,340	844,278
Contributions by participating employer, net of forfeitures on termination	460,588	439,633	412,154
Total contributions and deposits	1,392,177	1,333,973	1,256,432

Total increase in plan equity	1,294,290	1,108,885	1,355,528

Withdrawals:
Cash	20,718	10,720	12,033
Distributions in stock	1,251,892	1,099,353	1,451,947
Total withdrawals	1,272,610	1,110,073	1,463,980

Increase (decrease) in plan equity	21,680	(1,188)	(108,452)

Plan equity, beginning of year	285,748	286,936	395,388

Plan equity, end of year	$307,428	$285,748	$286,936

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS CORP.

Notes to Financial Statements

(Expressed in Canadian Dollars)

1.                          Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles.  Transactions in securities are recorded on the transaction date.  The investment in common stock of International Multifoods Corporation (“Multifoods”) is stated at fair market value based on published market value.

Robin Hood Multifoods Corp. and its participating subsidiary corporations (the “Employer”) pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Corp. (the “Plan”).

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee’s (“Member’s”) account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis (“FIFO”).

2.                          Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis.  A Member may contribute monthly from 2% to 5% of regular salary to the Plan.  The Employer contributes an amount equal to 50% of the Member’s contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock.  The number of employees participating in the Plan together with the share and the share values of the participations under the Plan at February 29, 2004, February 28, 2003 and February 28, 2002 were as follows:

	2004	2003	2002

Number of employees	318	350	325
Number of units	7,590	5,748	5,375
Net asset value per share:
At cost	$27.136	$33.421	$32.898
At market	26.105	29.295	33.778

Employees’ contributions are fully vested.  Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement, death or disability, and certain other occurrences.  The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Corp. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers.  Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents.  The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.                          Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

2004	Multifoods Common Stock

Aggregate market value/proceeds	$1,251,892
Aggregate FIFO cost	1,365,677

Realized loss	$(113,785)

2003	Multifoods Common Stock

Aggregate market value/proceeds	$1,099,353
Aggregate FIFO cost	1,295,996

Realized loss	$(196,643)

2002	Multifoods Common Stock

Aggregate market value/proceeds	$1,451,947
Aggregate FIFO cost	1,314,355

Realized gain	$137,592

4.                          Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes.  Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis.  Distributions from the Plan will be received by Members free of any further Canadian tax.  If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 30% of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.                          Contributions and Deposits:

Contributions and deposits for the three years ended February 29, 2004, February 28, 2003 and February 28, 2002 are as follows:

Members	2004	2003	2002

Robin Hood Multifoods Corp.	$931,589	$889,144	$839,266
Gourmet Baker Inc.	—	5,196	5,012

	$931,589	$894,340	$844,278

Employer	2004	2003	2002

Robin Hood Multifoods Corp.	$460,588	$437,035	$409,648
Gourmet Baker Inc.	—	2,598	2,506

	$460,588	$439,633	$412,154

Employer contributions are net of forfeitures.

6.                          Subsequent Event:

Effective on April 30, 2004, Robin Hood Multifoods Corporation terminated the Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

May 26, 2004	By:	/s/ Kathleen Rafferty
Kathleen Rafferty
Member of the Savings Committee

EXHIBIT INDEX

23                                    Consent of KPMG LLP